SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Waite, Schneider, Bayless & Chesley Co., L.P.A.

1513 Fourth & Vine Tower

One West Fourth Street

Cincinnati, Ohio 45202

(513) 621-0267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101
1.	Name of Reporting Persons. Karen F. Maier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 213,158[a]
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 213,158[a]
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 213,158[a]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.9%[a,b]
14.	Type of Reporting Person (See Instructions) IN

a	Includes 22,749 shares of common stock, no par value, of Frisch’s Restaurants, Inc. which Ms. Maier has the right to acquire pursuant to the exercise of employee stock options within 60 days.

b	Based on information from the Company, there were 5,524,792 shares of common stock, no par value, of the Company issued and outstanding as of December 21, 2009, which includes 417,734 shares which can be acquired pursuant to the exercise of stock options.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Shares”), of Frisch’s Restaurants, Inc. (the “Company”), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2.	Identity and Background

a.	Karen F. Maier

b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206

c.	Ms. Maier is the Vice President of Marketing and a Director of Frisch’s Restaurants, Inc.

d.	Ms. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

e.	Ms. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Ms. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Ms. Maier is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

This Amendment is being filed to report that on January 22, 2010, Karen F. Maier received distributions of 109,171 Shares as a beneficiary of the Trust Established under Item X.B(a) of the Will of David Frisch, Deceased (the “David Frisch Trust”), 10,136 Shares as a beneficiary of the Annette Frisch GST Trust under the Annette Frisch Amended and Restated Trust Agreement (“Annette Frisch GST Trust”), and 27,989 Shares as a partner of the JBM Limited Partnership, an Ohio limited partnership (“JBM”).

All Shares that Ms. Maier beneficially owns were acquired through gifts and bequests, distributions from Trusts and JBM, purchases of shares with her personal funds, awards and exercises of stock options granted pursuant to the Company’s employee stock option plans, and dividends, all of which were previously disclosed on her Schedule 13D or Form 3’s, 4’s or 5’s filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction

This Amendment is being filed to report that on January 22, 2010, Karen F. Maier received distributions of 109,171 Shares as a beneficiary of the David Frisch Trust, 10,136 Shares as a beneficiary of the Annette Frisch GST Trust, and 27,989 Shares as a partner of JBM.

All shares owned beneficially by Ms. Maier are held as a long-term investment in the Company. Ms. Maier intends to continually review her investment in the Shares and take such actions with respect to her investment as she deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional

Shares, exercising employee stock options to acquire additional Shares, and disposing of Shares.

Except as described herein, Ms. Maier has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Based on information from the Company, there were 5,524,792 shares of common stock, no par value, of the Company issued and outstanding as of December 21, 2009, which includes 417,734 Shares which can be acquired pursuant to the exercise of stock options. Accordingly, as of January 22, 2010, Ms. Maier is deemed to beneficially own 213,158 Shares, which includes 22,749 shares which can be acquired pursuant to the exercise of stock options, or approximately 3.9% of the Shares deemed issued and outstanding as of December 21, 2009.

(b) Ms. Maier has sole voting and dispositive powers over 213,158 Shares, which includes 22,749 Shares which Ms. Maier has the right to acquire pursuant to the exercise of employee stock options within 60 days. See response to Item 2 for information regarding Ms. Maier.

(c) On January 22, 2010, Ms. Maier received distributions of 109,171 Shares from the David Frisch Trust, 10,136 Shares from the Annette Frisch GST Trust, and 27,989 Shares from JBM.

(d) Ms. Maier has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all Shares beneficially owned by her.

(e) January 22, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Karen F. Maier is the sister of Craig F. Maier, the President and Chief Executive Officer and a Director of Frisch’s Restaurants, Inc. Ms. Maier does not affirm the existence of a group.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2010	/s/ Karen F. Maier
Karen F. Maier

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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